Exhibit 99.1

Hello Everyone,

My name is Nathan from the Operations team here at Masterworks.

Today we’re very pleased to bring you xUxFxOx (2006), by the anonymous artist, Banksy.

The anonymous street artist Banksy has become one of the most famous living artists, rising to international fame for his subversive approach to social commentary and air of mystery.

His market continues to grow remarkably, with an impressive 63.8% Annual Record Price Growth rate from November 2003 to June 2023 and top auction records as high as $25.4M based on a sale in 2021.

The Artwork is a prime example of Banksy’s “modified” or “vandalized” oil paintings, which insert contemporary and often political iconography into Old Master style paintings.

So why do we like this painting? Three reasons:

One: Masterworks has successfully exited a previous offering from Banksy, for an annualized return of 32% net of all costs and fees.

Two: Banksy’s Sharpe Ratio is the fourth highest of any artist tracked here at Masterworks at 1.37 from 2006 to 2023.

Three: We believe this work has good upside potential with a similar sales appreciation rate of 19.3% since 2007

Thank you for joining us, and we look forward to bringing you this fascinating work by Banksy.